iled by Templeton Emerging Markets Fund, Inc.
                                       Pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                                       Rule 14a-12 under the Securities Exchange
                                                                     Act of 1934


                                     Subject Company: Templeton Emerging Markets
                                                         Appreication Fund, Inc.
                                                   Commission File No. 811-08362





FOR IMMEDIATE RELEASE:

For  more  information,   please  contact  Franklin  Templeton   Investments  at
1-800-342-5236. Members of the media should contact at Franklin Templeton Corporate Communications at 650-312-3395.

          TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC. (TEA) AND
                   TEMPLETON EMERGING MARKETS FUND, INC. (EMF)
                        ANNOUNCE PROPOSED REORGANIZATION


Ft. Lauderdale, Florida, January 4, 2002. The Boards of Directors of TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC. ("TEA") (NYSE: TEA) and TEMPLETON
EMERGING MARKETS FUND, INC. ("EMF") (NYSE: EMF) today approved a proposal providing for the reorganization of TEA into EMF. The proposed reorganization involves EMF's acquisition of substantially all of the assets of TEA in exchange for shares of EMF and the distribution of shares of EMF to shareholders of TEA as a part of the liquidation and dissolution of TEA. This transaction, which is expected to be tax-free, is subject to the approval of the shareholders of TEA and EMF, respectively, and if approved, shares will be exchanged based on the respective net asset values of TEA and EMF. To help preserve the tax-free status of the proposed reorganization, TEA's Board of Directors has discontinued its open-market share repurchase program, effective immediately.

EMF currently intends to hold its Annual Meeting of Shareholders in the second quarter of 2002, at which time EMF's Board of Directors plans to submit the proposed reorganization to EMF's shareholders. TEA currently intends to hold its Annual Meeting of Shareholders as soon as practicable, at which time TEA's Board of Directors plans to submit the proposed reorganization to TEA's shareholders. The meeting currently is expected to take place by the summer of 2002, subject to obtaining necessary regulatory and other approvals. Any solicitation of proxies by EMF and TEA in connection with their Shareholder Meetings will be made only pursuant to separate prospectus/proxy materials filed under federal securities laws, and there can be no assurances that the shareholders of either TEA or EMF will vote in favor of the proposed reorganization.

TEA is designed for investors seeking capital appreciation. Under normal market conditions, TEA invests substantially all of its assets in a portfolio of equity securities and debt obligations of issuers in emerging market countries. TEA currently has total assets of approximately $48 million. EMF is designed for investors seeking long-term capital appreciation. EMF seeks to achieve its objective by investing primarily in emerging country equity securities. EMF currently has total assets of approximately $158 million.

Templeton Asset Management Ltd., the investment adviser for both TEA and EMF, is an indirect wholly owned subsidiary of Franklin Resources, Inc. (NYSE: BEN), a global investment organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management services through its Franklin, Templeton, Mutual Series and Fiduciary Trust subsidiaries. The San Mateo, CA-based company has over 50 years of investment experience and over $261 billion in assets under management as of November 30, 2001. For more information, please call 1-800-DIAL BEN(R).

                                ----------------

In connection with the proposed reorganization transaction, TEA and EMF intend to file relevant materials with the U.S. Securities and Exchange Commission ("SEC"), including a proxy statement by TEA, a proxy statement by EMF, and a registration statement on Form N-14 by EMF that contains a prospectus. Because those documents contain important information, shareholders of TEA and EMF are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov. Shareholders can also obtain copies of these documents and other transaction-related documents, when available, for free by calling TEA at 1-800-342-5236 or by calling EMF at 1-800-342-5236.

TEA, its directors and executive officers and certain other persons, may be deemed to be participants in TEA's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for TEA's 2001 annual meeting of shareholders. Participants in TEA's solicitation may also be deemed to include the following executive officers or other persons whose interests in TEA may not be described in the proxy statement for TEA's 2001 annual meeting: Mark Mobius (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Charles E. Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David
P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

EMF, its directors and executive officers and certain other persons, may be deemed to be participants in EMF's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for EMF's 2001 annual meeting of shareholders. Participants in EMF's solicitation may also be deemed to include the following executive officers or other persons whose interests in EMF may not be described in the proxy statement for EMF's 2001 annual meeting: Mark Mobius (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Charles E. Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David
P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 1% of TEA's common stock, or 1% of EMF's common stock. Except as disclosed above, to the knowledge of TEA and EMF, none of their respective directors or executive officers has any interest, direct or indirect, by security holdings or otherwise, in TEA or EMF.

Shareholders may obtain additional information regarding the interests of the participants by reading the proxy statement of TEA and the proxy statement and prospectus of EMF if and when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.